August 15, 2024

William M. Thalman
Executive Vice President and Chief Financial Officer
L.B. Foster Company
415 Holiday Drive, Suite 100
Pittsburgh, PA 15220

       Re: L.B. Foster Company
           Form 10-K for Fiscal Year Ended December 31, 2023
           Form 10-Q for Fiscal Quarter Ended June 30, 2024
           Response dated July 26, 2024
           File No. 000-10436
Dear William M. Thalman:

       We have reviewed your July 26, 2024 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 16, 2024 letter.

Form 10-Q for Fiscal Quarter Ended June 30, 2024
Financial Statements
Condensed Consolidated Statements of Cash Flows, page 6

1. You had a $4.412 million gain on sales and disposals of property, plant, and equipment during the six months ended June 30, 2024, including a $3.5 million gain associated with the sale of an ancillary industrial property in Magnolia, Texas mentioned in your May 7,
       2024 Item 2.02 Form 8-K. Please tell us in detail the nature and amounts of each item included in this $4.412 million gain. Also, tell us the specific statement of operations line item that each item is included in and explain in detail your GAAP basis for this accounting treatment. Refer to ASC 360-10-45-4 through 45-5, as applicable.
 August 15, 2024
Page 2

       Please contact Valeria Franks at 202-551-7705 or Rufus Decker at 202-551-3769 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services